

January 6, 2015

Via E-mail
Frank J. Sodaro
Senior Vice President and Chief Financial Officer
Kemper Corporation
One East Wacker Drive
Chicago, Illinois 60601

Re: Kemper Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 14, 2014
File No. 001-18298

Dear Mr. Sodaro:

We have reviewed your December 17, 2014 response to our December 3, 2014 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filings.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies and Accounting Changes
Insurance Reserves, page 74

1. Please refer to your response to our prior comment two.
    - Regarding the first bullet, provide us disclosure to be included herein in future periodic reports that indicates how you estimate IBNR and that your method does not use the Death Master File. Tell us your understanding as to industry practice for using the Death Master File to identify potentially deceased insureds and determining IBNR liability, and why you believe your method of estimating this liability results in a better estimate than one that uses the Death Master File.
    - Regarding the fourth bullet, provide us disclosure to be included in Note 23 in future periodic reports that further explains the basis for your inability to estimate the amount of loss or range that you would recognize if the "Life Companies" were subjected to "such requirements on a retroactive basis." In this regard, it is not clear why you are not able to make a reasonable estimate as, although you are not legally required to use the Death Master File, you do not appear to be precluded from doing so.

Please contact me at (202) 551-3679 if you have questions regarding the comment.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant